                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C., 20549

                                    FORM 11-K


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES AND EXCHANGE ACT OF 1934  FOR THE
    FISCAL YEAR ENDED DECEMBER 31, 1997

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES AND EXCHANGE ACT OF 1934

                           COMMISSION FILE NO. 0-2525





A. Full Title of the Plan and the address of the Plan, if different from that of the issuer named below:

            Huntington Investment and Tax Savings Plan (formerly, Huntington stock purchase and tax savings plan and trust)


B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                       Huntington Bancshares Incorporated
                              41 South High Street
                              Columbus, Ohio 43287


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                HUNTINGTON INVESTMENT AND TAX SAVINGS PLAN
            ---------------------------------------------------

                                      INDEX
                                      -----
                                                                            Page
Audited Financial Statements

  Report of Independent Auditors                                               3

  Statements of Net Assets Available for Benefits                              4
    December 31, 1997 and 1996

  Statements of Changes in Net Assets Available for Benefits                   5
    For the Years Ended December 31, 1997, 1996 and 1995

  Notes to Financial Statements                                                6

Schedules

  Assets Held for Investment Purposes as of December 31, 1997                 10

  Schedule of Reportable Transactions                                         11

Signature                                                                     12

Exhibit

  Consent of Independent Auditors                                             13




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
                         Report of Independent Auditors


Huntington Investment and Tax Savings
  Plan Committee


We have audited the accompanying statements of net assets available for benefits of the Huntington Investment and Tax Savings Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Huntington Investment and Tax Savings Plan at December 31, 1997 and 1996 and the changes in its net assets available for benefits for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                  /s/ Ernst & Young LLP


Columbus, Ohio
June 29, 1998
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HUNTINGTON INVESTMENT AND TAX SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                              December 31,
                                                       1997                   1996
                                                   ------------          ------------
ASSETS

Investments, at market value:
  Huntington Bancshares Incorporated
  Common Stock: 10,545,569 shares in
  1997 and 10,096,966 shares in 1996
  Cost: $130,274,025 in 1997 and
  $119,832,053 in 1996 (Note 4)                    $379,640,497          $266,307,490

  The Huntington National Bank sponsored
    Common Trust Fund (Note 4)                        2,341,818             2,395,425

Accrued dividends, interest receivable
  and other assets                                    2,120,482             2,044,705

Cash and cash equivalents (Note 2)                    1,574,561             1,500,492
                                                   ------------          ------------

                             TOTAL ASSETS           385,677,358           272,248,112


LIABILITIES

Stock purchase payable                                1,658,801               202,990
                                                   ------------          ------------

        NET ASSETS AVAILABLE FOR BENEFITS          $384,018,557          $272,045,122
                                                   ============          ============


See notes to financial statements.




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



HUNTINGTON INVESTMENT AND TAX SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                     Years Ended December 31,
                                          1997               1996               1995
                                      ------------       ------------       ------------
ADDITIONS
---------
Investment income:
  Cash dividends on
    Huntington Bancshares
    Incorporated Common Stock         $  8,283,293       $  7,730,005       $  7,279,105
  Interest                                  27,074             25,939             31,912
                                      ------------       ------------       ------------
                                         8,310,367          7,755,944          7,311,017
Contributions:
  Employees                             10,430,340          9,902,941          9,346,756
  Employer                               8,586,785          7,872,953          6,594,892
                                      ------------       ------------       ------------
                                        19,017,125         17,775,894         15,941,648

Assets of merged plans                          --                 --          1,437,667
                                      ------------       ------------       ------------

               Total Additions          27,327,492         25,531,838         24,690,332

DEDUCTIONS
----------
Distributions and Withdrawals           47,533,239         28,052,979         21,519,190
                                      ------------       ------------       ------------

              Total Deductions          47,533,239         28,052,979         21,519,190

Net realized and unrealized
  appreciation in market value
  of investments (Note 4)              132,179,182         46,623,096         71,559,958
                                      ------------       ------------       ------------

             Net increases             111,973,435         44,101,955         74,731,100

Net assets available for
  benefits at beginning of year        272,045,122        227,943,167        153,212,067
                                      ------------       ------------       ------------
Net assets available for
  benefits at end of year             $384,018,557       $272,045,122       $227,943,167
                                      ============       ============       ============


See notes to financial statements.

                   HUNTINGTON INVESTMENT AND TAX SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

                                December 31, 1997

Note 1 - Plan Description and Accounting Policies
-------------------------------------------------

Description of the Plan
-----------------------

The Huntington Investment and Tax Savings Plan (the "Plan"), formerly the Huntington Stock Purchase and Tax Savings Plan and Trust, was initially adopted by the Board of Directors of Huntington Bancshares Incorporated ("Huntington") on September 29, 1977, to be effective January 1, 1978. On August 19, 1992, the Plan was amended and restated, effective January 1, 1987, to comply with the Internal Revenue Code of 1986, as amended. The Plan was again restated October 13, 1994, with a general effective date of January 1, 1987, to incorporate provisions concerning merged plans. The plan was again amended and restated effective April 1, 1998 (see "Recent Amendments" below). The following summary describes the provisions of the Plan in effect as of the Plan year ending December 31, 1997.

Eligible employees may enroll on the first day of the month following six months of employment and attainment of age 21. Eligible employees of Huntington and its participating affiliates may choose between a pre-tax, after-tax, or a combined pre-tax and after-tax employee contribution. Participants may elect to make pre-tax matched contributions of up to 6% of their eligible compensation. Participants may also elect to make after-tax matched contributions of up to 3% of their eligible compensation, provided the sum of the participant's pre-tax matched and after-tax non-matched contributions equals at least 3% of their eligible compensation. A participant's combined pre-tax and after-tax matched contributions may not exceed 6% of the participant's eligible compensation. A participant who designates the maximum 6% matched contribution may make voluntary "after-tax non-matched" contributions to the Plan up to an additional 10% of eligible compensation. A participant who designates less than a 6% matched contribution may make after-tax non-matched contributions to the Plan subject to the following rules. If the pre-tax matched contributions of a participant are less than 3% of eligible compensation, after-tax contributions will be treated first as after-tax non-matched contributions until the sum of the pre-tax matched contributions and the after-tax non-matched contributions equals 3% of eligible compensation. Thereafter, after-tax contributions shall be treated as after-tax matched contributions, up to the limits described above, and then as after-tax non-matched contributions. Huntington makes a matching contribution equal to 75% of an employee's contribution up to 6% of eligible compensation provided that no more than 3% of compensation is contributed on an after-tax basis. In addition, Huntington may make additional matching contributions, up to 25% of pre-tax and after-tax matched contributions, at the discretion of the Board of Directors.

The trust division of The Huntington National Bank (the "Plan Trustee"), a wholly-owned subsidiary of Huntington, purchases shares of Huntington common stock for the Plan directly from Huntington or on the open market at market prices. Each participant's account is credited with the amount of dividends received attributable to the shares of common stock held in his or her account. Cash dividends are reinvested in Huntington common stock through the Huntington Dividend Reinvestment and Common Stock Purchase Plan (the "DRP").




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

An active participant may suspend contributions to the Plan in a prescribed manner. An active participant may withdraw a portion of his or her account pursuant to the terms of the Plan. Employee and employer contributions are fully vested at all times. Employer contributions may not be withdrawn from the Plan by active participants during the 24 month period following their contribution to the Plan. Upon distribution, participants who have invested in Huntington common stock will be paid in Huntington common stock, with cash paid in lieu of fractional shares based upon the prevailing market value of Huntington common stock at the date of distribution, or if specified conditions are met, participants may elect to receive the distribution of their account balance in cash. For participants who have elected to invest in The Huntington National Bank sponsored Common Trust Fund (the "Common Trust Fund"), distribution of the portion of their account attributable to the Common Trust Fund is made in cash.

Contributions made on a pre-tax basis are subject to special withdrawal rules prescribed by the Internal Revenue Code, and generally may not be distributed from the Plan prior to a participant's death, disability, termination of employment, or attainment of age 59 1/2. Certain distributions may be made, however, in the event a participant requests a distribution due to financial hardship, and the request is approved by the administrative committee of the Plan. Participants should refer to the Summary Plan Description for a complete summary of the Plan provisions.

Recent Amendments
-----------------

On November 19, 1997, the Plan was restated and approved by the Huntington Board of Directors. The restated Plan is effective as of April 1, 1998 and was renamed the Huntington Investment and Tax Savings Plan. The employer matching contribution has been changed such that the Huntington will make a matching contribution equal to 100% on the first 3% of participant elective deferrals and 50% on the next 2% of participant elective deferrals. There is no longer a provision for an additional matching at the discretion of the Huntington Board of Directors. Participant after-tax contributions are eliminated and participant pre-tax elective deferrals will now be permitted up to 15% of pay. Plan participants will now be permitted to direct elective deferrals and employer matching contributions made after April 1, 1998, to any combination of nine mutual funds and Huntington Bancshares Incorporated common stock. Trustee and most administrative fees will continue to be paid from the general assets of Huntington. However, participants will be charged a nominal amount for administration of the Plan.

Distributions and Withdrawals
-----------------------------

Distributions and withdrawals in the form of Huntington Common Stock are reported at market value.

Income and Expenses
-------------------

Cash dividends are recognized as of the record date. All costs and expenses incurred in administering the Plan, including brokerage commissions and fees in connection with each purchase of securities, are paid by Huntington. Expenses incurred in administering the Plan, which were entirely borne by Huntington, totaled $735,545, $540,450, and $467,253 for 1997, 1996, and 1995, respectively.

Investments
-----------

The investment in Huntington common stock is carried at market value based upon quoted prices as reported by the NASDAQ Stock Market. The Plan temporarily invests in cash and cash equivalents in The Huntington National Bank sponsored Monitor Money Market funds (the "Monitor Funds") to maximize the use of available funds in the Plan. All proceeds from these temporary investments, including interest received, are later invested in Huntington common stock on behalf of the participants in accordance with the Plan's provisions. In conjunction with prior plan mergers, affected employees were permitted to make a one-time election to invest their pre-merger accounts in the Common Trust Fund.

Note 2 - Cash Equivalents
-------------------------

Cash and cash equivalents primarily represent funds temporarily invested in the Monitor Funds.

Note 3 - Federal Income Taxes
-----------------------------

The Plan is in the form of a trust agreement between Huntington and the Trustee. The trust is a qualified trust within the meaning of Section 401(a) and as such, is exempt from taxation under Section 501(a) of the Internal Revenue Code of 1986. Huntington has received a favorable determination letter dated June 13, 1995, from the Internal Revenue Service concerning the tax status of the Plan.

Withdrawals or other distributions from the Plan to participants in excess of their after-tax contributions may be considered taxable income to the participants by the Internal Revenue Service. Pre-tax matched contributions and related earnings thereon, generally are not includable in a participant's income for federal tax purposes until distributed from the Plan. All taxes relating to these transactions are the responsibility of the participants.

Note 4 - Net Realized and Unrealized Appreciation of Investments
----------------------------------------------------------------

During each of the three years in the period ended December 31, 1997, the Plan's investments, including investments bought, sold, as well as held during the year, appreciated in market value as follows:

                                                       Net
                                                   Appreciation           Market Value
                                                 in Market Value            at End
                                                   During Year              of Year
                                                  ------------             ------------
Year ended December 31, 1997
----------------------------
   Huntington Bancshares Incorporated
         Common Stock                             $131,773,663             $379,640,497
   The Huntington National Bank sponsored
         Common Trust Fund                             405,519                2,341,818
                                                  ------------             ------------

                                                  $132,179,182             $381,982,315
                                                  ============             ============

                                                      Net
                                                  Appreciation            Market Value
                                                 in Market Value             at End
                                                  During Year                of Year
                                                  -----------              ------------
Year ended December 31, 1996
----------------------------
   Huntington Bancshares Incorporated
         Common Stock                             $46,345,414              $266,307,490
   The Huntington National Bank sponsored
         Common Trust Fund                            277,682                 2,395,425
                                                  -----------              ------------

                                                  $46,623,096              $268,702,915
                                                  ===========              ============



Year ended December 31, 1995
----------------------------
   Huntington Bancshares Incorporated
         Common Stock                             $71,163,813              $222,970,119
   Huntington National Bank sponsored
         Common Trust Fund                            396,145                 2,341,011
                                                  -----------              ------------

                                                  $71,559,958              $225,311,130
                                                  ===========              ============




Note 5 - Year 2000 Issue (Unaudited)
------------------------------------

Huntington has developed a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third party service providers have reasonable plans in place to become year 2000 compliant. Huntington anticipates substantially all reprogramming will be completed by December 31, 1998, allowing the opportunity in 1999 to fully test the systems and make any further refinements that are needed. Huntington does not expect this project to have a significant effect on Plan operations.

                   HUNTINGTON INVESTMENT AND TAX SAVINGS PLAN
                       ASSETS HELD FOR INVESTMENT PURPOSES

                                December 31, 1997


                                                                                                        Current
        Issuer                          Description of Investment                     Cost               Value
----------------------                  -------------------------                     ----               -----
Huntington Bancshares Incorporated*     10,545,569 shares of common stock         $130,274,025        $379,640,497

Common Trust Fund*                      103,677 units                                1,514,862           2,341,818

Monitor Funds*                          1,568,691 units                              1,568,691           1,568,691





  * Indicates party-in-interest to the Plan.

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                   HUNTINGTON INVESTMENT AND TAX SAVINGS PLAN
                       SCHEDULE OF REPORTABLE TRANSACTIONS

                          Year Ended December 31, 1997

Identity                                                    Total
of Party        Description                                Number of             Purchase         Selling
Involved          of Asset                               Transactions              Price           Price
--------          --------                               ------------              -----           -----

Category (iii) - A series of securities transactions in excess of 5% of plan assets
-----------------------------------------------------------------------------------

     **         Huntington Bancshares Incorporated            56                $14,154,713             --
                common stock, 479,869 shares

                Monitor Funds                                105                $14,169,121             --

                Monitor Funds                                 93                         --      $14,060,196



The purchase price of securities acquired represented the fair value at the dates of the above transactions.


** Purchased directly from Huntington Bancshares Incorporated or on the open market at market prices.



There were no category (i), (ii) or (iv) reportable transactions during 1997.




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



                                   SIGNATURES
                                   ----------


Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee of the Huntington Investment and Tax Savings Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                            HUNTINGTON INVESTMENT
                                            AND TAX SAVINGS PLAN



Date:                                       By: /s/ Brenda Warne
     -------------------------                 ---------------------------------
                                               Brenda Warne
                                               Member of the Committee




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